UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

____________

COMVERSE TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________

Options to Purchase Shares of Common Stock, $0.10 par value per share

(Title of Class of Securities)

205862402

(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Common Stock)

____________

Andre Dahan

President and Chief Executive Officer

Comverse Technology, Inc.

810 Seventh Avenue

New York, NY 10019

(212) 739-1000

Copy to:

David E. Zeltner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$96,439	$4

* This amount assumes that options to purchase a total of 706,324 shares of common stock of Comverse Technology, Inc. having an aggregate value of $96,439 as of November 14, 2008 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black−Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0−11 under the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

** Previously paid.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4
Form or Registration No.:	Schedule TO
Filing Party:	Comverse Technology, Inc.
Date Filed:	November 19, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

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This Amendment No. 4 to Schedule TO (the “Schedule TO”) and the Offer to Amend Eligible Options (the “Offer to Amend”), filed by Comverse Technology, Inc., (the “Company”) with the Securities and Exchange Commission (“SEC”) on November 19, 2008, as amended and supplemented on December 4, 2008, December 9, 2008 and December 18, 2008, is the final amendment relating to the offer (the “Offer”) made by the Company to certain optionees to amend the exercise price of certain of their options to minimize or avoid the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended. This Amendment No. 4 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as expressly amended and supplemented heretofor and hereby, all terms of the Offer to Amend and all disclosure in the Schedule TO and Exhibits thereto remain unchanged.

The Offer expired at 12:00 midnight, Eastern Time, on December 29, 2008. Pursuant to the Offer, the Company accepted for amendment Eligible Portions of Eligible Options to purchase 628,728 shares of its common stock. 344 Eligible Optionees elected to participate with respect to the Eligible Portion of such individuals’ Eligible Option in the Offer. Pursuant to the terms of the Offer, no cash payments will be made to Eligible Optionees. The Company will send to each Eligible Optionee a Final Election Confirmation Statement substantially in the form of Exhibit (a)(1)(F) or Exhibit (a)(1)(G), as applicable, to the Schedule TO confirming each such Eligible Optionee’s final election with respect to the Eligible Portions of his or her Eligible Options.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMVERSE TECHNOLOGY, INC.

By:	/s/ Cynthia Shereda
	Name:	Cynthia Shereda
	Title:	Executive Vice President and General Counsel

Dated: December 30, 2008